Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

ENZON PHARMACEUTICALS, INC.

20 Commerce Drive (Suite 135)

Cranford, New Jersey 07016

Subscription Rights to Purchase Units
Offered Pursuant to Subscription Rights Distributed to Stockholders of
Enzon Pharmaceuticals, Inc.

[            ], 2020

Dear Stockholder:

This letter is being distributed by Enzon Pharmaceuticals, Inc. (the “Company”) to all holders of record of shares of its common stock, $0.01 par value per share (the “Common Stock”), as of 5:00 p.m., New York City Time, on [           ], 2020 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase units (“Units”). Each Unit consists of one share of newly designated Series C Preferred Stock, par value $0.01 per share (the “Preferred Stock”), and 750 shares of Common Stock. For every 1,105 Subscription Rights held, the holder is entitled to purchase one Unit at a subscription price per Unit of $1,090 (the “Subscription Price”). The Subscription Rights, Units and Preferred Stock are described in the prospectus dated [            ], 2020 (a copy of which accompanies this notice) (the “Prospectus”).

The Subscription Rights may be exercised at any time during the subscription period, which commences on [            ], 2020 and ends at 5:00 p.m., New York City Time, on [            ], 2020, unless extended in the sole discretion of the Company; provided, however, that the Company may not extend the expiration date of the Rights Offering by more than 30 days past the original expiration date (as it may be extended, the “Expiration Date”).

As described in the Prospectus, holders will receive one Subscription Right for every share of Common Stock owned on the Record Date, evidenced by transferable Subscription Rights certificates (the “Subscription Rights Certificates”). For every 1,105 Subscription Rights held, the holder is entitled to purchase one Unit at the Subscription Price.

The Company will not issue fractional Subscription Rights or fractional Units in the Rights Offering. Accordingly, if you hold shares of Common Stock in an amount other than a whole multiple of 1,105 shares and wish to acquire a certain number of Units in the Rights Offering, you will need to either acquire (i) additional shares of Common Stock in the open market prior to the Record Date or (ii) additional Subscription Rights during the offering period of the Rights Offering, in each case in an amount sufficient to increase your ownership of Subscription Rights to allow you to participate at a level you desire to participate.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Subscription Rights Certificate

3.	Instructions as to Use of Subscription Rights Certificates

4.	Notice of Important Tax Information

5.	A return envelope, addressed to Continental Stock Transfer & Trust Company (the “Subscription Agent”)

Your prompt attention is requested. To exercise your Subscription Rights, you should deliver the properly completed and signed Subscription Rights Certificate, with payment of the Subscription Price in full for each Unit subscribed for to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Subscription Rights Certificate and full payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Date.

You may revoke your exercise of your Subscription Rights at any time before the Expiration Date of the Rights Offering, as may be extended, by following the procedures set forth in the section of the Prospectus entitled “Description of the Rights Offering—Revocation Rights.” Any funds remitted to the Subscription Agent will be promptly returned to the holder upon proper revocation. Subscription Rights not exercised at or prior to 5:00 p.m., New York City Time, on the Expiration Date will expire.

IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE, YOU SHOULD CONTACT OUR INFORMATION AGENT FOR THE RIGHTS OFFERING, GEORGESON LLC, AT (888) 605-8334 (TOLL FREE).

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